A PROFESSIONAL CORPORATION 3 Triad Center Suite 500 Salt Lake City, Utah 84180 T : (801) 532-7080 F : (801) 596-1508 www.strongandhanni.com
GLENN C. HANNI, P.C.
HENRY E. HEATH
PHILIP R. FISHLER
ROGER H. BULLOCK
R. SCOTT WILLIAMS
SCOTT R. JENKINS
PAUL M. BELNAP
STUART H. SCHULTZ
BRIAN C. JOHNSON [2]
PAUL W. HESS
STEPHEN J. TRAYNER
STANFORD P. FITTS [7]
BRADLEY W. BOWEN
PETER H. CHRISTENSEN [5]
ROBERT L. JANICKI
H. BURT RINGWOOD
CATHERINE M. LARSON
KRISTIN A. VANORMAN
PETER H. BARLOW
GRADEN P. JACKSON [3]
H. SCOTT JACOBSON
MICHAEL J. MILLER [6]

ANDREW D. WRIGHT
MICHAEL L. FORD [4]
BYRON G. MARTIN
BENJAMIN P. THOMAS
SUZETTE H. GOUCHER
JACOB C. BRIEM  [1]
LANCE H. LOCKE
A. JOSEPH SANO
JAMES C. THOMPSON
PETER J. BAXTER
JENNIFER R. CARRIZAL
LORI A. JACKSON
BRYANT J. McCONKIE
WILLIAM B. INGRAM
JEREMY G. KNIGHT
RYAN P. ATKINSON
JARED T. HALES
JEFFERY J. OWENS
ANDREW B. McDANIEL
SADÉ A. TURNER
AREK E. BUTLER
PAUL W. JONES

1 ALSO MEMBER ARIZONA BAR
2 ALSO MEMBER CALIFORNIA BAR
3 ALSO MEMBER COLORADO BAR
4 ALSO MEMBER DISTRICT OF COLUMBIA BAR
5 ALSO MEMBER OREGON BAR
6 ALSO MEMBER WASHINGTON BAR
7 ALSO MEMBER WYOMING BAR

               ESTABLISHED 1888
                         ______
            GORDON R. STRONG
                      (1909-1969)

April 20, 2009

United States Securities and Exchange Commission
ATTN:   John Cannarella
100 F Street NE
Washington, DC  20549-7010

RE:  Big Cat Energy Corporation
                        Form 10K for the Fiscal Year Ended April 30, 2008
                        Filed July 29, 2008
                        Your Letter of April 16, 2009
                        File No. 001-13515

To Whom It May Concern:

We set forth below the three comments from your letter of April 16, 2009, followed by the Company’s  responses:

Form 10-K for the Fiscal Year Ended April 30, 2008
Controls and Procedures
1.
We have further considered the draft disclosure you provided in your supplemental response letter dated March 12, 2009, where you intend to state the following: “The Company’s principal executive officer and principal financial officer are responsible for establishing and maintaining adequate disclosures control over financial reporting as defined in the Securities Exchange Act of 1934 Rule 13a-15(e).  The Company’s Board of Directors provides oversight to its financial reporting process.  The principal executive and principal financial officers evaluated the effectiveness of the design and operation of its disclosure controls and procedures during 2007.”  Please note Item 307 of Regulation S-K requires only that you disclose the conclusions of your principal executive and principal financial officers, or persons performing similar functions, regarding the effectiveness of your disclosure controls and procedures as of the end of the period covered by the report.  Please remove the referenced sentences and modify your disclosure under this heading to comply with Item 307 of Regulation S-K.

Management’s Report on Internal Control Over Financial Reporting and Material Weaknesses
2.
We further note from the draft you provided in your supplemental response letter dated March 12, 2009 that the disclosure under this heading does not include a statement identifying the framework used by management to evaluate the effectiveness of your internal control over financial reporting.  Please modify your disclosure to comply with Item 308T(a)(2) of Regulation S-K.

3.
Please expand your proposed disclosure to identify the procedures implemented, or intended to be implemented, subsequent to April 30, 2008, which are intended to remediate the cause of your material weakness.  Your disclosure should include remediation procedures that are specific and actionable, rather than general in nature.

COMPANY RESPONSE TO COMMENTS ONE, TWO AND THREE:  See proposed amendment to Form 10K below with proposed changes marked in response to the above comments one through three:
Based on an evaluation required by paragaraph (b) of  §240.13a–15 of the effectiveness of the registrant's disclosure controls and procedures (as defined in §240.13a–15(e)), t he Company’s principal executive officer and principal financial officer concluded that, as of April 30, 2008, its disclosure controls and procedures are effective.
Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) under the Securities Exchange Act of 1934. The framework used by management to evaluate the effectiveness of the registrant's internal control over financial reporting as required by paragraph (c) of §240.13a–15 is the COSO Internal Control – Integrated Framework.   Based on management’s assessment, management concluded that the Company internal control over financial reporting is not effective as of April 30, 2008.  The Company has a material weakness in its internal control over financial reporting in that it does not have a sufficient complement of personnel with appropriate training and experience to evaluate highly complex and/or unusual transactions under generally accepted accounting principles and Securities and Exchange Commission’s accounting interpretations. This annual report does not include an attestation report of the Company's registered public accounting firm regarding internal control over financial reporting. Management's report is not subject to attestation by the Company's registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit the Company to provide only management's report in this annual report.

There were no changes in the Company’s internal control over financial reporting that materially affected, or were reasonably likely to materially affect, the Company’s internal control over financial reporting during the fourth quarter of the fiscal year ended April 30, 2008. A change in the Company’s internal control over financial reporting occurred during the quarter ended October 31, 2008, that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting, in that the Company determined in the event of the need to evaluate highly complex and/or unusual transactions under generally accepted accounting principles and the Securities and Exchange Commission’s accounting interpretations, management will consult with and rely upon outside experts in accounting.   The Company has retained an outside consultant who will review the Company’s regulatory filings and advise the Company on its compliance with current SEC and GAAP requirements.

Please contact the undersigned if you have any questions regarding the foregoing responses.

Very truly yours,

STRONG AND HANNI

                                     /s/ Scott R. Jenkins
Scott R. Jenkins

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